

May 9, 2011

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

>   **Re: Doral Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 9, 2011**
>   **File No. 001-31579**

Dear Mr. Wahlman:

We have reviewed your supplemental response filed on March 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Mortgage Loan Servicing, page 10

1. We note your disclosure on page 10 that your servicing agreements are terminable by investors for cause as a result of changes in your financial condition that materially and

adversely affect your ability to provide satisfactory servicing of loans. Please tell us and disclose in future filings if any of your servicing agreements have been terminated in the periods presented. If so, please disclose the amount of loans serviced under the terminated agreements and the impact the termination had to your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies
Allowance for Loan and Lease Losses, page 71

2. We note your disclosure on page 72 that for management's valuation of a collateral dependent loan without a current appraisal you consider several factors including the price at which individual units could be sold in the current market, the period of time over which the units would be sold, the estimated cost to complete the units, the risks associated with completing and selling the units, and the required rate of return on investment a potential acquirer may have and current market interest rates in the Puerto Rico market. We note similar disclosures on page F-81 under your fair value measurements footnote. Please revise both disclosures to state clearly how the rate of return, holding costs, and the borrowing rate impact the valuation of the underlying collateral. Additionally, please clarify whether these amounts deducted from the valuation to determine the "as-is" value of the property at the impairment date.

Loans Held for Investment
Table H – Loan receivable, net page 97

3. Please tell us and revise your future filings to reconcile the different amounts in your loans receivable, gross totaling $5.59 billion in Table H – Loans receivable, net to $5.61 billion presented in Table I – Loans receivable by contractual maturities.

Credit Risk
Table CC – Loans past due 90 days and still accruing, page 127

4. We note disclosure on page 127 and F-37 that your total loans past due 90 days and still accruing were $2.56 million and $3.38 million at December 31, 2010 and 2009, respectively. Based upon footnote four to Table Y on page 122, it appears that your current tabular disclosure excludes non-performing FHA/VA guaranteed residential mortgage loans. Please tell us and revise your disclosure in future filings to explain the reasons for the exclusion of these loans from your tabular presentation. Please also consider providing disclosures herein similar to those included in footnote four to your Table Y on page 122.

Table FF – Allocation of allowance for loan and lease losses, page 132

5. We note your disclosure on page 132 that the provision for loan losses increased by $6.8 million and $1.0 million from 2009 to 2010 due to residential mortgage and commercial real estate loan TDRs individually evaluated for impairment, respectively. Please tell us and revise future filings to disclose the qualitative factors that caused these increases to the provision for loan losses as it relates to your TDRs. Specifically, provide enhanced disclosures explaining the increase as it relates to increased provisions due to loans newly restructured in 2010, delinquency of TDRs restructured in prior years, significant individual TDRs which required a material provision, any changes to your allowance for loan losses methodology for TDRs, in addition to any other reasons which would provide a clear understanding.

6. We also note from your disclosures on page 132 that your provision for loan losses and charge-offs increased by $8.4 million due to a commercial real estate loan participation that was adversely classified during 2010. Please tell us and revise future filings to disclose the following:

    - The gross investment and related allowance for loan losses in loan participations at December 31, 2010; and

    - The procedures you perform to determine the allowance for loan losses related to loan participations, including but not limited to when to record a provision for loan loss and/or charge-off on all or a portion of the loan balance, and other procedures performed on an initial and on-going basis.

7. As a related matter, please provide us with the following information for the loan participation interest that was adversely classified during 2010:

    - The business purpose of the loan as your disclosure only states that it was a commercial real estate loan;

    - The underlying collateral supporting the loan;

    - When the loan was originated and when your participation interest was acquired, if different;

    - The allowance for loan losses associated with the loan, as applicable;

    - When the loan was adversely classified and placed on non-accrual status, as applicable;

    - The last appraisal obtained for the loan, as applicable; and

- Any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

Table HH – Impaired loans and related allowance, page 134

8. We note your disclosure on page 134 that total impaired loans and related allowance was $1,193.96 million and $68.88 million at December 31, 2010 and $874.53 million and $56.51 million at December 31, 2009, respectively. In addition, we note disclosure on page 119 of your 2009 Form 10-K that impaired loans and the related allowance as of December 31, 2009 was $530.75 million and $48.22 million, respectively. Please further explain the reasons for this difference and consider revising your future filings accordingly.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies
Allowance for Loan and Lease Losses, page F-14

9. We note your accounting policy for impaired loans on page F-15. Please revise to disclose your policy for recognizing interest income and how cash receipts are recorded for impaired loans. Refer to ASC 310-10-50-15(b).

10. We note your disclosure on page F-15 that management's strategy is to maximize proceeds from the disposition of foreclosed assets as opposed to rapid liquidation as part of their intention to preserve capital. In addition, we note your disclosure on page F-55 that during the second quarter of 2010 you established an additional $17.0 million provision to recognize the effect of management's strategic decision to reduce pricing of other real estate owned to accelerate sales. Please revise your accounting policy disclosure and other relevant sections of your future filings to be consistent with your current policy and practice for foreclosed assets. In addition, please tell us if the change in your strategy for other real estate owned resulted in a change to your valuation technique(s) for other real estate owned.

Note 10. Loans Held for Sale and Loans Receivable, page F-34

11. We note your loan receivables by product and geographic location tabular disclosure on page F-35. Please tell us how you considered paragraphs ASC 310-10-55-16 through 310-10-55-18 and 22 in determining that further disaggregation of your commercial real estate and construction and land segments was not necessary. Confirm to us, if true, that the classes presented in this tabular disclosure are at the level management uses to assess and monitor the risk and performance of the loan portfolio.

Credit Quality, page F-38

12. We note your disclosure on page F-39 that loan delinquency is your primary credit quality indicator that you monitor and is the basis for your internal risk ratings. In addition, we note that you rely on your internal risk rating system and internal classifications to provide timely identification of potential deterioration in loan quality attributes and you also consider refreshed loan-to-value ratios in analyzing credit quality. Please tell us how you considered the guidance in ASC 310-10-50-28 to 30 and ASC 310-10-55-19 in your determination that the delinquency of the loan portfolio was the only credit quality indicator that met the disclosure requirements. If there are other credit quality indicators that were not presented in the 2010 Form 10-K please revise future filings to include the disclosures required by ASC 310-10-50-29 for the other indicators and provide us with a draft of these disclosures as of March 31, 2011.

Loan modifications and troubled debt restructurings, page F-41

13. We note your TDR re-default tabular disclosure on page F-43 and that total re-defaults during 2010 and 2009 were $113.99 million and $223.34 million, respectively. Please revise your future filings to provide more granular disclosures with respect to your re-defaulted TDRs and bridge the gap to your other TDR disclosures such as those provided on pages 125 and F-42 in addition the following:

- Disclosure of when your restructuring programs began;
- The average re-default rate for TDRs by loan category for each year presented;
- The amount of TDRs that re-default in the same year as restructured for each year presented; and
- When you consider a TDR to have re-defaulted (i.e. one missed payment, 90 days or over, etc.).

  Please provide us with your proposed disclosures as of December 31, 2010 and March 31, 2011.

Note 11. Allowance for Loan and Lease Losses and Impaired Loans, page F-43

14. We note your interest income recognized on impaired loans tabular disclosure on page F-47. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Note 28. Income Taxes, page 61

15. We note your disclosure on page F-61 that under Puerto Rico Income Tax Law you and your
subsidiaries are treated as separate taxable entities and do not file consolidated tax returns. In
addition, we note your disclosures on page F-64 that your valuation allowance of $462.73
million relates to two Puerto Rico entities that were in a cumulative loss position. In an
effort to provide transparent disclosures, please consider revising future filings to disclose
your DTAs and related valuation allowances separately for each taxable entity.

Form 8-K, filed April 20, 2011

Exhibit 99.1

16. We note disclosure that during the first quarter of 2011 you revised and updated your
Collateral Price Index (CPI). This revision coupled with improvement in the performance of
your loan portfolios has directly impacted the ALLL models as roll-rates and delinquency
trends and probabilities of default continue to improve. We also note that your provision for
loan losses has decreased from $21.1 million for the three months ended December 31, 2010
to $2.6 million for the three months ended March 31, 2011. Please tell us and revise your
future filings to provide the following:

   • Separately quantify the impact of both the changes in your CPI and the improvement
     to your loan portfolio has had on your provision for loan losses during the three
     months ended March 31, 2011;

   • Discuss in further detail the reasons for improvements to the CPI in the current period
     and how this immediately results in a lower provision for loan loss recorded; and

   • Discuss in further detail how improvements to delinquency trends and probability of
     defaults can have an immediate material impact to your provision for loan losses
     recorded during the current quarter. In your response, please include a discussion of
     the historical look back periods incorporated into your roll-rate and/or migration
     analysis by loan type as deemed necessary.

17. As a related matter and noting the table on page 10, please tell us whether you utilize the CPI
in determining the provision for loan losses for your construction and land loan portfolio as
disclosure on pages 68 and F-81 of your Form 10-K for the period ended December 31, 2010
would indicate. We also note that your provision for loan losses related to your construction
and land portfolio was $7.2 million during the three months ended March 31, 2011 as
compared to a reversal of $5.8 million related to your CRE portfolio during this same time
period. Please tell us in further detail and revise your future filings to explain the reasons for
an increase in provisions to your construction and land portfolio as compared to a reversal of

provisions to your CRE portfolio if the allowance for loan losses is derived from the underlying collateral valuations.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant